UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 9, 2016

JOHNSON CONTROLS, INC.
(Exact name of registrant as specified in its charter)

Wisconsin (State or Other Jurisdiction of Incorporation)	1-5097 (Commission File Number)	39-0380010 (IRS Employer Identification Number)
5757 North Green Bay Avenue Milwaukee, Wisconsin (Address of principal executive offices)		53209 (Zip Code)

Registrant's telephone number, including area code: (414) 524-1200

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

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Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

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Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

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Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.    Entry into a Material Definitive Agreement.

        On December 9, 2016, Johnson Controls, Inc. (the "Company") and U.S. Bank National Association, a national banking association, as trustee (the "Trustee"), entered into that certain (i) Supplemental Indenture No. 1 (the "2006 Supplemental Indenture") in respect of the Indenture, dated as of January 17, 2006, between the Company and the Trustee (the "2006 Base Indenture"), (ii) Supplemental Indenture No. 3 (the "2009 Supplemental Indenture") in respect of the Indenture, dated as of March 16, 2009, between the Company and the Trustee (the "2009 Base Indenture") and (iii) Supplemental Indenture No. 1 (the "1995 Supplemental Indenture" and together with the 2006 Supplemental Indenture and the 2009 Supplemental Indenture, the "Supplemental Indentures") in respect of the Indenture, dated as of February 22, 1995, between the Company and the Trustee (the "1995 Base Indenture" and together with the 2006 Base Indenture and the 2009 Base Indenture, the "Base Indentures").

        The Supplemental Indentures eliminate various covenants, event of default provisions and other provisions under the Base Indentures and the notes issued thereunder (collectively, the "Proposed Amendments"). The summaries of the Supplemental Indentures do not purport to be complete and are qualified in their entirety by reference to the full text of the Supplemental Indentures, which are attached to this Current Report on Form 8-K as Exhibits 4.1, 4.2, and 4.3 respectively, and are incorporated by reference into this Item 1.01.

        Each Supplemental Indenture became effective upon execution. The Proposed Amendments are expected to become operative on or about the second business day following the expiration date of the previously announced offers by Johnson Controls International plc ("JCI plc") to exchange notes of certain series (the "existing notes") issued by the Company and another wholly owned subsidiary of JCI plc for new notes issued by JCI plc and the related solicitation of consents to amend the indentures governing the existing notes (the "exchange offers"). The exchange offers will expire on December 23, 2016, unless extended.

Additional Information and Where to Find it

        JCI plc has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the "SEC") for the exchange offers. Before you invest, you are urged to read the preliminary prospectus in that registration statement and other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about JCI plc, the exchange offers and related matters. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained by contacting BofA Merrill Lynch, Attention: Liability Management Group, 214 North Tryon Street, 14th Floor, Charlotte, North Carolina 28255 or calling (888) 292-0070, or Citigroup Global Markets Inc., Attention: Liability Management Group, 390 Greenwich Street, 1st Floor, New York, New York 10013 or calling (800) 558-3745. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by JCI plc or the Company by contacting JCI plc Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220.

        This communication shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein and is also not a solicitation of the related consents. The exchange offers may be made only pursuant to the terms and conditions set forth in JCI plc's preliminary prospectus and the other related materials. The registration statement relating to the notes to be issued by JCI plc has been filed with the SEC but has not yet become effective. Those notes may not be sold, nor may offers to buy be accepted, prior to the time the registration statement is declared effective by the SEC.

        Any offer of the New Notes made to holders of the existing notes that are resident in, located in, established in, incorporated in, acting from a branch or place of business in, or have their central management and control or center of main interests in, any Member State of the European Economic Area that has implemented Directive 2003/71/EC, as amended (the "Prospectus Directive") will be addressed only to holders that are qualified investors, as defined in the Prospectus Directive. Any such holder that is not a qualified investor will not be able to participate in the exchange offers.

Forward-Looking Statements

        This document may contain statements that are forward-looking and, therefore, subject to risks and uncertainties. All statements in this document other than statements of historical fact are statements that are, or could be, deemed "forward-looking statements." Statements that are not historical facts, including statements about the Company's beliefs or expectations, are forward-looking statements. Forward-looking statements are based on current expectations of future events. The forward-looking statements are, and will be, based on the Company's management's current views and assumptions regarding future events and operating performance and speak only as of their dates. The Company cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond the Company's control, that could cause the Company's actual results to differ materially from those expressed or implied by such forward-looking statements. More detailed information about factors that may affect our performance may be found in our Annual Report on Form 10-K under the heading "Risk Factors." Forward-looking statements are only made as of the date of the document in which they are included, unless otherwise specified, and the Company assumes no obligation, and disclaims any obligation, to update forward-looking statements to reflect events or circumstances occurring after the date of such document, except as required by applicable law or regulations.

Item 3.03.    Material Modification to Rights of Security Holders.

        The information contained under Item 1.01 above is incorporated by reference into this Item 3.03.

Item 9.01.    Financial Statements and Exhibits.

(d)
Exhibits.

Exhibit No.	Exhibit Description
4.1	Supplemental Indenture No. 1, dated December 9, 2016, between Johnson Controls, Inc. and U.S. Bank National Association, as trustee.
4.2	Supplemental Indenture No. 1, dated December 9, 2016, between Johnson Controls, Inc. and U.S. Bank National Association, as trustee.
4.3	Supplemental Indenture No. 3, dated December 9, 2016, between Johnson Controls, Inc. and U.S. Bank National Association, as trustee.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON CONTROLS, INC.
Date: December 12, 2016	By:	/s/ BRIAN J. STIEF
		Name:	Brian J. Stief
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description
4.1	Supplemental Indenture No. 1, dated December 9, 2016, between Johnson Controls, Inc. and U.S. Bank National Association, as trustee.
4.2	Supplemental Indenture No. 1, dated December 9, 2016, between Johnson Controls, Inc. and U.S. Bank National Association, as trustee.
4.3	Supplemental Indenture No. 3, dated December 9, 2016, between Johnson Controls, Inc. and U.S. Bank National Association, as trustee.